ACRI CAPITAL ACQUISITION CORPORATION

June 7, 2022

Via Edgar

Victor Rivera Melendez

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Acri Capital Acquisition Corporation
Registration Statement on Form S-1, as amended (File No. 333-263477)
Request for Acceleration of Effectiveness

Dear Mr. Melendez:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Acri Capital Acquisition Corporation hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended be accelerated to, and that the Registration Statement becomes effective at 4:30 p.m., Eastern Time, on June 9, 2022, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ “Joy” Yi Hua
“Joy” Yi Hua Chairwoman and CEO

Arila Zhou, Esq.

Robinson & Cole LLP